Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 [redacted]685-0553

(TSX Symbol "WCX")

Contact: James E. McInnes, President, 604-662-4480

NEWS RELEASE

25 October 2005

Williams Creek Explorations Limited is pleased to announce that the non-brokered private placement announced 12 September 2005 for 1,846,667 Units at a price of $0.30 per Unit, with a finder's fee payable to Raymond James Ltd. of 37,500 Units, closed on 25 October 2005, and all of the securities have a hold period ending 26 February 2006. The non-brokered private placement announced 15 September 2005 for 470,000 Units at a price of $0.30 per Unit closed on 21 October 2005, and all of the securities have a hold period ending 22 February 2006.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR, THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.